AMENDMENT TO

SERVICES AGREEMENT
CONQUER RISK MANAGED VOLATILITY FUND

CONQUER RISK TACTICAL ROTATION FUND

CONQUER RISK TACTICAL OPPORTUNITIES FUND

CONQUER RISK DEFENSIVE BULL FUND

This amendment is made to the Services Agreement between Potomac Fund Management, Inc. (the “Advisor”) and PFS Funds (the “Trust”) on behalf of Conquer Risk Managed Volatility Fund, Conquer Risk Tactical Rotation Fund, Conquer Risk Tactical Opportunities Fund, and Conquer Risk Defensive Bull Fund (each a “Fund”), series of the Trust and shall become effective as of November 1, 2021. It is mutually understood and agreed by and between the undersigned parties to amend Section 6. Compensation of the Services Agreement to read as follows:

Compensation. For the performance of the Advisor’s obligations under this Agreement, including payment of certain expenses of each of the Funds pursuant to paragraph 3 hereof, each Fund shall pay the Advisor, on the first business day following the end of each month, a fee at an annual rate of 0.50% of a Fund’s average daily net assets up to $25 million, 0.20% of a Fund’s average daily net assets from $25 million to $100 million, and 0.10% of a Fund’s average daily net assets for such assets in excess of $100 million.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Services Agreement on October 28, 2021.

PFS Funds

By: /s/ Jeffrey R. Provence

Print Name: Jeffrey R. Provence

Title: Trustee, Secretary and Treasurer

Potomac Fund Management, Inc.

By: /s/ Manish Khatta

Print Name: Manish Khatta

Title: President